FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

June 18, 2012

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mindray Medical International Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-33036

Dear Mr. James:

On behalf of Mindray Medical International Limited (the “Company”), set forth below are our responses to your comment letter dated June 4, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2011 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2011 Form 20-F.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 2011 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rule on Information and Requests [17 C.F.R. Section 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “FOIA Letter”) with this copy of the correspondence marked to show the portions redacted from the version filed via Edgar and for which the Company is requesting confidential treatment.

Confidential Treatment Requested By Mindray Medical International Limited

In accordance with Rule 83, the Company requests confidential treatment of the marked portion (the “Confidential Information”) of this response letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Mindray Medical International Limited” and each page is marked for the record with the identifying numbers and code “M-1” through “M-9.”

Pursuant to Rule 83, a copy of the FOIA Letter (but not the Confidential Material) is also being delivered to the Commission’s FOIA Office.

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company

C. Organizational Structure, Customer Support and Service, International, page 33

1.	We note the disclosure on page 32 indicating that payment terms for your China-based tender sales contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. Please describe to us in more detail the significant terms of these sales contracts, including payment and acceptance terms.

The Staff’s comment is duly noted and the Company proposes to revise the disclosure of the details of the payment terms for its China-based tender sales contracts in its future Form 20-F filings to include the information set forth below.

The Company generally enters into its China-based tender sales contracts with government healthcare entities or organizations, such as a provincial health department (the “tender organizer”). The terms of these contracts generally provide that following product delivery, the tender organizer has seven product inspection days, after which the products will be deemed accepted, and a one to three year warranty period will commence. Upon acceptance, the tender organizer will prepare an application for payment and an acceptance report to the relevant government body, such as a provincial finance bureau or procurement center, for approval and payment. The relevant government body will generally pay 95% of the Company’s invoice within 30 to 60 days after the acceptance date. The invoice balance is typically payable one year following the acceptance date.

Confidential Treatment Requested By Mindray Medical International Limited

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

2.	We note that your receivable turnover days increased from 53 days in 2009 and 59 days in 2010 to 66 days in 2011. You disclose that the increase was primarily due to the growth of your international business because your international customers generally have longer credit terms than your China-based customers. However, on page 63 you disclose that although from time to time you provide credit to your direct international customers and distributors, you generally require domestic customers to make a deposit prior to shipment and generally require international customers to pre-pay for their products in cash or with letters of credit.

•	Given the disclosure noted on page 63, please clarify for us your conclusion that the growth in international sales resulted in the increase in your receivable turnover in 2011.

The Company’s international sales consist of both distribution and direct sales. For international distribution sales, as further described below, while the Company does generally require pre-payment for products, the Company may allow distributors with a satisfactory business history with the Company to purchase products on different payment terms. As existing international distributors have increased their purchases of Company products, the proportional amount of such sales on credit has increased more than the proportional amount sold on a pre-paid basis. As discussed further below, for the Company’s international direct sales that are not prepaid, the Company typically provides those customers terms requiring payment within a specified time, with payment in full generally required between 90 to 120 days.

•	Describe to us the significant terms of both your domestic and international sales arrangements, including payment terms, and highlight for us all material differences in those terms.

The Company’s domestic business consists primarily of distribution sales, with approximately 5.9% and 9.5% of the Company’s total domestic sales for fiscal year 2011 and the first quarter of 2012, respectively, represented by tender sales. The Company’s international business consists of both direct and distribution sales. The Company also advises the Staff that it discloses the significant terms of its domestic and international sales arrangements, including payment terms, on pages 32, 38 and 63 of the 2011 Form 20-F, which we summarize below, highlighting for the Staff the material differences in those terms.

Domestic Distribution Sales

The Company typically requires its domestic distributors to make advance payments or payments upon product delivery. From time to time the Company provides 30- or 60-day payment terms to domestic distributors based on factors such as a longstanding Company relationship.

Confidential Treatment Requested By Mindray Medical International Limited

International Distribution Sales

The Company generally requires its international distributors in developing markets to pre-pay for products in cash or with letters of credit, and generally requires advance payments as a deposit. From time to time, the Company may allow distributors that have a satisfactory business history with the Company to purchase products on different payment terms. For qualified international distributors, typically located in North America or Europe, the Company frequently provides different payment terms, which the Company believes is consistent with prevailing market practices in such areas. Substantially all such sales are of covered by export credit insurance. The Company specifies payment terms, with payment in full generally required within 60 or 90 days after shipment. For certain higher cost products, such as the Company’s hematology analyzers or MRI machines, the payment term is generally 360 days1.

International Direct Sales

The Company typically allows its international direct sales customers, primarily located in the United States and Western Europe, to purchase products with specified payment terms, with payment in full generally required within 90 to 120 days after shipment, which the Company believes is consistent with prevailing market practices in such areas.

•	To the extent that the increase resulted from changes in the terms of your sales arrangements, please discuss how you considered the impact of these changes in your revenue recognition policy.

The Company notes that it has not generally changed the terms of its sales arrangements. In addition, its payment terms typically do not impact the Company’s final determination of whether collectability is reasonably assured or other revenue recognition criteria. Prior to agreeing to sell to a customer on a terms basis, the Company performs credit approval procedures. Further, payment terms offered to customers do not exceed one year (with limited exceptions for certain high cost products), and therefore, the Company does not have significant long-term trade receivables. As a result, the Company has determined that its payment terms do not impact its revenue recognition policy.

3.	Further, on page 48 we note that international sales as a percentage of total sales actually declined from 58.3% in 2010 to 57.5% in 2011. As such, please explain why the receivable turnover days continued to increase in spite of the decrease in international sales.

While international sales as a percentage of total sales declined modestly from 2010 to 2011, international sales in actual dollars increased by $95.6 million, or 23.3%, from $410.9 million to $506.4 million over the same period. As discussed in response 2, as existing international distributors have increased their purchases of Company products, the proportional amount of such sales with payment terms has increased more than the proportional amount sold on a pre-paid basis, and the Company generally provides payment terms for international direct sales customers in developed markets (where the bulk of the Company’s international direct sales revenues are generated).

[1]

In 2011, the Company began providing on a limited basis a 720 day payment term for its MRI and analyzer machines. The percentage of total revenues represented by these contracts was 0.04% for the full year 2011 and 0.29% for the first quarter of 2012.

Confidential Treatment Requested By Mindray Medical International Limited

4.	On page 5 of Exhibit 99.1 to your Form 6-K filed May 7, 2012, you disclose that the accounts receivable turnover days increased to 79 days in the first quarter of 2012. We also note from your May 8, 2012 conference call that you cited certain foreign exchange controls in key emerging markets as a factor for the increase in accounts receivable turnover days.

•	Clearly describe to us all the significant causes of this increase during the first quarter of 2012.

As described in responses 2 and 3 above, the growth of the Company’s international sales and the payment terms provided for such sales has generally resulted in increasingly longer accounts receivable turnover days. Calculated on a full year basis (using accounts receivable balances at the beginning and end of the year compared to revenues for the year), the Company’s accounts receivable turnover days in 2009, 2010 and 2011 were 58, 67 and 71.2 In addition to the impact resulting from foreign exchange controls, the increase in accounts receivable turnover days in the first quarter of 2012 was also due to seasonality. In the Company’s experience, the first fiscal quarter has historically resulted in the longest accounts receivable turnover days due to the Chinese New Year holidays, which occur in late January or early February. For example, in the first quarter of each of 2009, 2010 and 2011, the Company’s accounts receivable turnover days were 60, 69 and 72 days, respectively, as compared to 53, 59 and 66 days for Q4 of 2009, 2010 and 2011.

•	Describe to us in further detail the nature of these foreign exchange controls and identify the markets and percentage of your revenues and receivables impacted by these controls.

The Company has primarily been affected by foreign exchange controls in Latin American countries, in particular, Venezuela and Argentina, where recently introduced restrictions require official approval to purchase U.S. dollars. Partially as a result of such restrictions, distributors require a greater amount of time to purchase U.S. dollars and to remit overseas. In certain cases, the Company’s distributors in such countries have delayed remittance as a result of unfavorable exchange rates against the U.S. dollar, and certain of the Company’s distributors who historically paid in advance have requested and been granted 90-day payment terms. For the full year 2011 and the first quarter of 2012, revenue derived from the Company’s Latin America region accounted for approximately 10.8% and 10.4% of the Company’s overall revenue and approximately 18.8% and 17.9% of its international sales revenues.

The Company advises the Staff that because foreign exchange controls are only one factor in the variance in accounts receivable turnover days, it is not possible to quantify their revenue impact.

[2]

Please note that the accounts receivable turnover of 53, 59 and 66 days provided on page 68 of the 2011 Form 20-F is calculated based on the accounts receivable balances at the beginning and end of the fourth quarter of each year compared to the fourth quarter revenues for that year. Quarterly revenues are typically highest in the fourth quarter of each year, resulting in lower accounts receivable turnover days.

Confidential Treatment Requested By Mindray Medical International Limited

•	Tell us whether these controls were also a factor during 2011, 2010, and 2009 and why you concluded a discussion of these controls were not meaningful in your Form 20-F.

These controls were not a material factor during 2011, 2010 or 2009. The foreign exchange controls discussed above were introduced in late 2011 in Venezuela and early 2012 in Argentina, and the response to the restrictions by the Company’s customers impacted accounts receivable turnover days for the first time in the first quarter of 2012. While foreign exchange controls were a factor affecting accounts receivable turnover days in the first quarter of 2012, as described in response 2, there were several more significant factors influencing accounts receivable turnover days, such as the payment term periods for the Company’s international distribution and direct sales.

5.	Also, in your conference call of May 8, 2012, you disclosed that you expect the receivable turnover to normalize over the next few quarters. Discuss for us the changes you expect in the foreign exchange controls that will cause this normalization. Tell us what you consider to be “normal” for receivable turnover.

The Company’s reference to normalization was a comparison between the 79 receivable turnover days in the first quarter as compared to the expected average number of receivable turnover days for the entire year. The Company expects to have an overall receivable turnover rate of approximately 70-75 days for 2012, with a target of below 70 days for the fourth quarter of 2012, in line with the receivable turnover days in the fourth quarter of 2011.

The Company is also working to reduce its receivable turnover days going forward. In 2012, in connection with its international direct sales, the Company has begun utilizing third party equipment leasing agents in countries such as the United States and France in order to shift its collections risks and working capital burden to such parties, as such third party equipment leasing agents will make payments in accordance with the Company’s payment terms and extend a line of credit to the Company’s customers. The Company has additionally begun to strengthen its credit control by more closely monitoring customers to ensure timely payment, and withholding additional orders until prior outstanding invoices are paid.

6.	We also note that your accounts receivable allowance, as disclosed on page F-18, has remained relatively unchanged. In addition, on page F-15 you disclose that the age of receivables is one of the two primary factors in determining the allowance for doubtful accounts.

•

Describe for us in greater detail your accounting policy and process for establishing the allowance for doubtful accounts and identifying accounts receivable balances at risk for non-payment, including how any longer credit terms provided to international customers impacted the analysis.

Confidential Treatment Requested By Mindray Medical International Limited

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) then applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, the Company considers factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation, going concerns and insurance coverage. The allowance for doubtful accounts balances as of December 31, 2010 and 2011 were each $7.8 million. The Company has minimal bad debts and that it considers its current policies to be appropriate.

While the Company assesses all of its accounts receivable for impairment risks based on specific identification, it excludes certain categories of customers from the aging provision, as discussed below:

•

Substantially all of the Company’s international distribution sales are covered by export credit insurance. As such, there is minimal credit exposure and the Company does not make any provision against such accounts receivable based on aging. The Company does not have any bad debts written off for international distribution sales receivables.

•

For sales to public or government hospitals, the Company does not make any provisions against such accounts receivable based on aging because the Company assessed that the credit risk to be minimal and has no record of default from public or government hospitals.

•	Explain how your policy considered the guidance in ASC 310-10-35-5 through 35-11.

The Company followed ASC 310-10-35-5 through 35-11 in determining its accounting policy for establishing allowance for doubtful accounts. An allowance is established based on all information available before the financial statements are available to be issued, when such information indicates that it is probable that the accounts receivable may be impaired and when the amount of loss can be reasonably estimated based on the process described above. The Company considers the accounts receivable in each country represent a group of smaller-balance homogeneous receivables under ASC 310-10-35-6. Accordingly, different sets of historical loss rates are determined for each country based on its past experience. During the initial period of entering into a new country, the Company makes reference to the experience in other nearby countries with similar economic environment as appropriate, consistent with the guidance under ASC 310-10-35-10.

•

Tell us whether you ever extend the credit payment periods for customers and if so, describe to us the circumstances under which you would normally provide these extensions and whether the arrangements were formally documented or verbal in nature.

The Company cannot recall extending any payment periods for customers once a payment term is established. The Company will under certain limited circumstances provide for payment terms beyond its standard payment terms prior to execution of any agreement, typically due to promotional marketing periods, anticipated overseas shipping delays and for certain high cost products. The Company requires payment terms to be documented.

Confidential Treatment Requested By Mindray Medical International Limited

•

Provide us with an aging of your accounts receivable balances as of December 31, 2011 and March 31, 2012, highlighting for us any account balances that were 60 days, 90 days, 180 days, 360 days and 720 days past due at those dates.

Set forth below is the Company’s accounts receivable balances aging schedule as of the first quarter of 2012, the fourth quarter of 2011, and for comparison purposes, the first quarter of 2011. The Company does not maintain an aging schedule for balances of 60 days, and typically calculates its schedule for periods of 91-360 days and greater than 360 days.

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[TEXT FROM PAGE M-8 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Consolidated Financial Statements

Note 16. Basic and Diluted Earnings per Share, page F-26

7.	On page 5 you refer to Class A and Class B ordinary shares. Please tell us the pertinent rights and privileges of the company’s various outstanding securities. In future filings please provide the disclosures required by ASC 505-10-50-3.

The Staff’s comment is duly noted and the Company proposes to revise the disclosure in the notes to the F-pages to include the requested information in its future Form 20-F filings substantially as follows:

“The Company is authorized to issue up to 4,000,000,000 Class A ordinary shares and up to 1,000,000,000 Class B ordinary shares, both with par value of HK$0.001 per share. Each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to five votes. Both Class A and Class B ordinary shares are entitled to receive dividends whenever funds are legally available and declared by the Board of Directors of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights and liquidation preferences, except for voting rights. Accordingly, their earnings per share are the same.”

* * * * *

Confidential Treatment Requested By Mindray Medical International Limited

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7007 or send me an email at kberney@omm.com, or Stephanie Sheng at +852-3512-2365 or send her an email at ssheng@omm.com.

Sincerely,

/s/ Kurt Berney Kurt Berney of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Xu Hang

Mr. Li Xiting

Mr. Alex Lung

Ms. Fannie Lin Fan

(Mindray Medical International Limited)

Ms. Loretta Fong

Ms. Yulanda Tang

(PricewaterhouseCoopers)